SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                              JUMA TECHNOLOGY CORP.
             -------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    48138T100
             -------------------------------------------------------
                                 (CUSIP Number)

                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                             Attention: James Murray

                                Tel: 212.849.8237
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 13 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF         7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY      8     SHARED VOTING POWER   -   179,483,854
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER   -   179,483,854

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     179,483,854

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.8%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 13 pages

CUSIP No.:  48138T100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF         7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER   -   179,483,854
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER   -   179,483,854

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     179,483,854

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     79.8%

14   TYPE OF REPORTING PERSON

     IA

                               Page 3 of 13 pages

CUSIP No.:  48138T100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF         7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER   -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

                               Page 4 of 13 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advantage Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF         7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER   -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     PN

                               Page 5 of 13 pages

CUSIP No.:  48138T100

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCAF GP, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF         7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY      8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH              9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH       10       SHARED DISPOSITIVE POWER   -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     OO

                               Page 6 of 13 pages

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Juma Technology Corp., a Delaware corporation (the "Company" or the "Issuer"), with its principal executive offices located at 154 Toledo Street, Farmingdale, New York 11735.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Master Fund"); (2) Vision Capital Advisors, LLC, a Delaware limited liability company ("Investment Manager"); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"; and, together with the Master Fund, "Funds"); (4) VCAF GP, LLC, a Delaware limited liability company ("General Partner"); and (5) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The General Partner serves as the general partner of VCAF. The Investment Manager serves as the investment manager of each Fund. Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

     The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles. The principal business of the General Partner is serving as the general partner of VCAF. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

     Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the "Directors and Officers").

     (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The  funds  used to  acquire  the  securities  described  in Item 4 of this
Schedule 13D were from working capital of the Funds, and the amount of funds totaled in the aggregate approximately $19,026,857.

ITEM 4. PURPOSE OF TRANSACTION.

Prior Purchases of Securities of the Issuer

     From November 29, 2007 through May 21, 2009, the Master Fund and VCAF purchased or otherwise acquired from the Issuer in a series of transactions the following securities of the Issuer: (1) 1,116,705 shares of Common Stock; (2) 8,333,333 shares of Series A Convertible Preferred Stock (convertible into 33,333,332 shares of Common Stock); (3) 1,666,500 shares of Series B Convertible Preferred Stock (convertible into 39,995,990 shares of Common Stock); (4) $17,451,040 in principal amount of Convertible Notes (convertible into 77,191,890 shares of Common Stock); (5) Series A Warrants to purchase 21,595,935 shares of Common Stock; and (6) Series B Warrants to purchase 6,250,000 shares of Common Stock. All of the foregoing derivative securities provide that they cannot be exercised or converted to the extent that after giving effect thereto the beneficial ownership the Master Fund, VCAF and their affiliates would exceed 4.99% of the Issuer's outstanding Common Stock (which restriction in each case can be lifted upon 61 days notice).

                               Page 7 of 13 pages

September 24, 2009 Note and Warrant Purchase Agreement

     On September 24, 2009, the Issuer entered into a Note and Warrant Purchase Agreement (the "Purchase Agreement") with VCAF (attached as an exhibit to the Issuer's Current Report on Form 8-K, as filed with the SEC on September 30,
2009). Under the Purchase  Agreement,  the Issuer executed and delivered to VCAF
(a) a 10% convertible bridge note in the aggregate principal amount of $1,036,280.53 (the "Note") and (b) a Series A Warrant to purchase an aggregate of 3,454,268 shares of the Issuer's common stock (the "Warrant"). The Note and the Warrant are convertible/exercisable into shares of Common Stock at any time at the option of the VCAF at an initial conversion/exercise price of $0.15 per share, provided that they cannot be exercised or converted to the extent that after giving effect thereto the beneficial ownership the Master Fund, VCAF and their affiliates would exceed 4.99% of the Issuer's outstanding Common Stock (which restriction in each case can be lifted upon 61 days notice). As of September 24, 2009, the Reporting Persons have determined to calculate their beneficial ownership in the Issuer's Common Stock without regard to the 4.99% conversion/exercise limitations described in this Item 4.

Board Membership/Management Rights

Pursuant to the terms of the transaction documents through which the Master Fund and VCAF invested in the Issuer, the Master Fund and VCAF have the right to appoint a director to the Issuer's board of directors. Mr. Robert Thomson currently serves as the Master Fund's and VCAF's designee on the board. Further, the Master Fund and VCAF have additional rights to (i) visit and inspect the offices and properties of the Company, (ii) receive certain financial reports, and (iii) meet with Company management at such times as reasonably requested.

General

     The Reporting Persons acquired the Issuer's securities for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Master Fund and VCAF, collectively, (i) own 1,116,705 shares of Common Stock, (ii) have the ability to acquire an additional 178,367,149 shares of Common Stock through the exercise or conversion of derivative securities and
(iii) thus beneficially own 179,483,854 shares of Common Stock, representing 79.8% of all of the Issuer's outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares. The foregoing is based on 46,468,945 shares of Common Stock outstanding as of August 11, 2009, as reported on the Issuer's Form 10-Q filed on August 13, 2009. Further, as described in Item 4 above, as of September 24, 2009, the Reporting Persons have determined to calculate their beneficial ownership in the Issuer's Common Stock without regard to the 4.99% conversion/exercise limitations contained in the derivative securities held by the Reporting Persons.

                               Page 8 of 13 pages

     (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 179,483,854 shares of Common Stock reported herein.

     (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.   DOCUMENT

1.            Joint Filing Agreement

                               Page 9 of 13 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2009

                               ADAM BENOWITZ
                               VISION CAPITAL ADVISORS, LLC
                               VISION OPPORTUNITY MASTER FUND, LTD.
                               VISION CAPITAL ADVANTAGE FUND, L.P.
                               VCAF GP, LLC

                               By: /s/ Adam Benowitz
                                   ---------------------------------------------
                               Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

                              Page 10 of 13 pages

                                   SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Master Fund.

MASTER FUND DIRECTORS

Adam Benowitz (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
One Breezy Pines
Bel Air Drive, South Sound
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
27 Hospital Road, George Town
Grand Cayman KY-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

                              Page 11 of 13 pages

                                  EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT

1.            Joint Filing Agreement

                              Page 12 of 13 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Juma Technology Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: October 16, 2009

                               ADAM BENOWITZ
                               VISION CAPITAL ADVISORS, LLC
                               VISION OPPORTUNITY MASTER FUND, LTD.
                               VISION CAPITAL ADVANTAGE FUND, L.P.
                               VCAF GP, LLC

                               By: /s/ Adam Benowitz
                                   ---------------------------------------------
                               Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)



                              Page 13 of 13 pages